

Michigan Department of Labor & Economic Growth

Filing Endorsement

This is to Certify that the ARTICLES OF ORGANIZATION (DOMESTIC L.L.C.)

for

STERILOGY, LLC

ID NUMBER: E1499R

received by facsimile transmission on November 6, 2008 is hereby endorsed

Filed on November 6, 2008 by the Administrator.

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 6TH day of November, 2008.

, Director

Bureau of Commercial Services

Sent by Facsimile Transmission 08311

BCS/CD-700 (Rev. 12/05)

MICHIGAN DEPARTMENT OF LABOR & ECONOMIC GROWTH
BUREAU OF COMMERCIAL SERVICES

Date Received	(FOR BUREAU USE ONLY)
	This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

Name		
Gene P. Bowen c/o Bodman LLP		
Address: Suite 500 201 W. Big Beaver Rd.		
City: Troy	State: MI	Zip Code: 48084

EFFECTIVE DATE:

Document will be returned to the name and address you enter above. If left blank document will be mailed to the registered office.

ARTICLES OF ORGANIZATION
For use by Domestic Limited Liability Companies

B

(Please read information and instructions on last page)

Pursuant to the provisions of Act 23, Public Acts of 1993, the undersigned execute the following Articles:

ARTICLE I

The name of the limited liability company is: Sterilogy, LLC

ARTICLE II

The purpose or purposes for which the limited liability company is formed is to engage in any activity within the purposes for which a limited liability company may be formed under the Limited Liability Company Act of Michigan.

ARTICLE III

The duration of the limited liability company if other than perpetual is: ____________

ARTICLE IV

1. The street address of the location of the registered office is:

36199 Mound Road (Street Address) Sterling Heights (City), Michigan 48310 (ZIP Code)

2. The mailing address of the registered office if different than above:

____________ (Street Address or P.O. Box) ____________ (City), Michigan ____________ (ZIP Code)

3. The name of the resident agent at the registered office is: Harold H. Zaima

ARTICLE V (Insert any desired additional provision authorized by the Act; attach additional pages if needed.)

Signed this 6th day of November, 2008

By ____________ (Signature(s) of Organizer(s))

Harold H. Zaima
(Type or Print Name(s) of Organizer(s))